Exhibit 23.1

December 31, 2007

El Capitan Precious Metals, Inc.
Suite 276
1325 Airmotive Way
Reno, NV 89502

Gentlemen:

The undersigned hereby consents to the reference to the undersigned in the Annual Report on Form 10-KSB of El Capitan Precious Metals, Inc. for the year ended September 30, 2007 (the “Annual Report”), including without limitation references in Item 2, to be filed with the United States Securities and Exchange Commission.

I also confirm that I have read each of the references to me in the Annual Report and concur with such statements. In giving this consent, the undersigned does not admit that he is within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Clyde Smith
Clyde Smith